21002223

ION

RT

17A-5

PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

SEC Mail Processing Section

MAR 02 2021

Washington DC 413

SEC FILE NUMBER
8- 50984

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Indiana Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 N. Meridian St.
(No. and Street)

Indianapolis Indiana 46202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Neese 317 632-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct. Lafayette Indiana 47909
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Neese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Indiana Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frank D. Neese
Signature

President
Title

Dawn L Barringer
Notary Public

DAWN L BARRINGER
Marion County
My Commission Expires
May 10, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Indiana Securities, LLC

Report on Audit of Financial Statements

December 31, 2020

THOMAS FAUST, CPA
Certified Public Accountant

INDIANA SECURITIES, LLC

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Indiana Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Indiana Securities, LLC, as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Indiana Securities, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Indiana Securities, LLC's management. My responsibility is to express an opinion on Indiana Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Indiana Securities, LLC, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information for Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Indiana Securities, LLC's financial statements. The supplemental information is the responsibility of Indiana Securities, LLC,'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information For Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 25, 2021

INDIANA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

	ASSETS	
CURRENT ASSETS		
Cash	$	34,076
Deposit		25,000
		59,076
	LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES		
Accounts payable and accrued liabilities	$	4,432
PPP Loan payable		18,700
TOTAL LIABILITIES		23,132
MEMBERS' EQUITY		
Members' Equity		35,944
TOTAL MEMBERS' EQUITY		35,944
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	59,076

INDIANA SECURITIES, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE		
Mutual fund commisisons and 12b-1 fees	$	13,007
Insurance commissions and trail fees		8,151
Equity commissions		11,021
TOTAL REVENUE		32,179
EXPENSES		
Employee compensation and benefits		27,781
Communications and data processing		2,222
Legal and professional fees		32,084
Administrative expenses		6,556
TOTAL EXPENSES		84,520
NET INCOME (LOSS)	$	(52,341)

INDIANA SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

MEMBERS' EQUITY AT BEGINNING OF YEAR	$	58,285
Net income (loss)		(52,341)
Member equity contributions		30,000
MEMBERS' EQUITY AT END OF YEAR	$	35,944

INDIANA SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(52,341)
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
Increase (decrease) in operating liabilities:		
Accrued payroll and payroll taxes		3,444
Net Cash Provided by (Used in) Operating Activities		(48,897)
CASH FLOWS FROM INVESTING ACTIVITIES		
Member equity contributions		30,000
Net Cash Used in Investing Activities		30,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from PPP note payable		18,700
Net Cash Used in Investing Activities		18,700
NET INCREASE (DECREASE) IN CASH		(197)
CASH AT BEGINNING OF YEAR		34,273
CASH AT END OF YEAR	$	34,076
CASH PAID DURING THE YEAR FOR:		
Taxes	$	-
Interest	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Indiana Securities, LLC (the Firm) was formed on January 1, 1998 as a Limited Liability Corporation in the state of Indiana. The Firm is engaged in various securities trading, brokerage, investment management, and advisory activities serving a diverse group of clients. The trading and brokerage activities are provided through the Firm's fully-disclosed correspondent relationship with RBC Correspondent Services. The Firm also engages in the selling of life insurance and annuity contracts. As a limited liability company, each member's liability is limited to the extent of its investment and each member's interest has the same rights and privileges.

b. Revenue Recognition—The Firm recognizes underwriting fees on private placement engagements at the time the engagement is completed. The Firm also recognizes and records commissions and other income on a trade date basis. Revenue consists of commissions and 12b-1 fees on transactions in mutual funds, variable annuities and variable life insurance.
In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

c. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2020.

d. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

e. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

f. Commissions Receivable— Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted. There were none at December 31, 2020.

g. Advertising—The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

NOTE 2: TRANSACTIONS WITH AN AFFILIATED ENTITY

The Firm operates in a building that is owned by an entity that is also owned by one of the members of the Firm's LLC. The Firm pays monthly utilities and property taxes.

NOTE 3: PPP LOAN PAYABLE

In May of 2020, the Firm received a Paycheck Protection Program loan for $18,700 at an interest rate of 1%. The entire loan, or a portion may be forgiven, if the Firm meets certain requirements. At December 31, 2020, the Firm has applied for forgiveness of its loan.

NOTE 4: INCOME TAX EXPENSES

The Firm is treated as a partnership for tax purposes. In lieu of partnership income taxes, the members of the LLC are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2020.

The firm's federal and state income tax returns for 2017-2020 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2020, net capital as defined by the rules, equaled $54,644. The ratio of aggregate indebtedness to net capital was 8.11%. Net capital in excess of the minimum required was $49,644.

NOTE 7: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2020. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2020. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 9: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

INDIANA SECURITIES, LLC

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	35,944
add other deductions or allowable credits		18,700
less nonallowable assets from Statement of Financial Condition		-
Net capital before haircuts on securities positions		54,644
Haircuts on securities		-
Net Capital	$	54,644
Aggregate Indebtedness	$	4,432
Net capital required based on aggregate indebtedness (6-2/3%)		296

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	49,644

COMPUTATION OF AGGREGATE INDEBTEDNESS

(A) - 10% of total aggregate indebtedness		443
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	48,644
Percentage of Aggregate Indebtedness to Net Capital		8.11%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2020, there were no material differences between net capital above and the net capital as reported on the Firm's most recently filed Part IIA FOCUS report.

INDIANA SECURITIES, LLC
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Indiana Securities, LLC is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii) and Non-Covered Firm Provision

INDIANA SECURITIES, LLC
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2020

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Indiana Securities, LLC is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii) and Non-Covered Firm Provision

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Indiana Securities, LLC

I have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) Indiana Securities, LLC, identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Indiana Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) and Non-Covered Firm Provision, and (2) Indiana Securities, LLC stated that Indiana Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 without exception. Indiana Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Indiana Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and as a Non-Covered Firm of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 25, 2021

INDIANA Securities LLC
Member NASD/SIPC

February 18, 2021

Thomas Faust, CPA
174 Coldbrook Ct
Lafayette, IN 47909

Indiana Securities, LLC, is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission {17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-S (d)(4). To the best of its knowledge and belief, Indiana Securities, LLC states the following:

1. Indiana Securities, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the provision of 17 C.F.R. § 240. 15c3-3 (k){2)(ii) for our revenue from our clearing-broker for the year ended December 31, 2020.

   Indiana Securities, LLC also has no possession or control obligations under SEA Rule 15c3 - 3(b) or reserve deposit obligations under SEA Rule 15c3 -3(e) for our direct revenue not covered under the above provision, as this revenue is limited to purchases and sales of mutual funds and annuity contracts; and during the most recent fiscal year. Indiana Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) {2) of Rule 15c2-4; {2) did not carry accounts of or for customers; and {3) did not carry PAB accounts (as defined in Rule 15c3-3). (Non-Covered Firm Provision).

2. Indiana Securities, LLC has met the identified above exemption provisions in 17 C.F.R. § 240. 15c3-3 throughout the most recent fiscal year ended December 31, 2020 without exception.

To the best of my knowledge and belief, the above statements are true without exception.

Thank you,

Frank Neese

Frank D. Neese
President
February 18, 2021

1705 North Meridian Street ▲ Indianapolis, IN 46202
(317) 632-6000 ▲ Fax (317) 632-7585 ▲ Toll Free 1-888-777-8784